  Exhibit 99.2

FORM 62-103F1
Required Disclosure under the Early Warning Requirements

Item 1
– Security and Reporting Issuer

1.1
State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Securities:
This report relates to the common shares (“Common Shares”) in the capital of LiveReel Media Corporation (the “Issuer”).

Issuer:
LiveReel Media Corporation
333 Bay Street
Suite 1700
Toronto, ON
M5H 2R2

1.2
State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Please see item 2.2 below.

Item 2
– Identity of the Acquiror

2.1
State the name and address of the acquiror.

GraySim Family Trust (“GraySim”)
325 Cedarvale Ave.
Toronto, Ontario
M4C 4K5

2.2
State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

This report is being filed by GraySim because there has occurred a change in certain material facts contained in the most recent report filed by GraySim under National Instrument 62-103.

2.3
State the names of any joint actors.

Subject to the following, as applicable, there are no joint actors.

GraySim is a discretionary family trust, one of the beneficiaries of which is J. Graham Simmonds, a Director and Chief Executive Officer of the Issuer. Mr. Simmonds, has control or direction over 1,858,334 Common Shares beneficially owned by The Woodham Group Inc. (“Woodham”), a private holding company with offices at 43 Coldstream Avenue, Toronto, Ontario, M5N 1X7, which represent approximately 7.90% of the issued and outstanding Common Shares.

While Mr. Simmonds is not a trustee of GraySim and has no control or direction over the Common Shares beneficially owned by it, to the extent that, at any relevant time, he has a significant beneficial interest in GraySim, he would then be considered to be an associate of GraySim under applicable early warning requirements and, depending on the circumstances, both he and Woodham may also be considered to be joint actors with GraySim with respect to the Common Shares.

Under the terms of the trust, GraySim’s trustee is responsible for managing and dealing with the property of the trust in the trustee’s sole discretion and in accordance with the objects of the trust. As such, the trustee has the sole and absolute power, authority and discretion to sell, trade and exercise voting rights attached to, the Common Shares beneficially held by it. Because of the discretionary nature of the trust, it cannot be said that, Mr. Simmonds or the other beneficiaries of GraySim have the full beneficial enjoyment of GraySim’s trust property, including the Common Shares beneficially owned by it, since matters such as whether each beneficiary’s respective interest is vested, contingent, subject to a future interest, and other relevant factors all operate to deny this notion. At the time of the filing of this report, the best that can be said is that all of the beneficiaries, regardless of the nature of their interests, beneficially enjoy or own the trust’s property, and that Mr. Simmonds’ beneficial interest in GraySim is no more significant than the beneficial interests of the other trust beneficiaries. The sole trustee of the GraySim trust, Michael Connell, is not a related party of, or joint actor with either Mr. Simmonds or Woodham.

Item 3
– Interest in Securities of the Reporting Issuer

3.1
State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

Not applicable.

3.2
State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

Not applicable.

3.3
If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4
State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to and following the changes described in Item 7 below, GraySim beneficially owned 5,895,046 Common Shares, representing approximately 25.06% of the issued and outstanding Common Shares.

3.5
State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)
the acquiror, either alone or together with any joint actors, has ownership and control,

GraySim beneficially owns 5,895,046 Common Shares, representing approximately 25.06% of the issued and outstanding Common Shares. Please see Item 2 above for additional information, to the extent applicable.

(b)
the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)
the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6
If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7
If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8
If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4
– Consideration Paid

4.1
State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Not applicable.

4.2
In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable.

4.3
If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5
– Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)
the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)
a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)
a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)
a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)
a material change in the present capitalization or dividend policy of the reporting issuer;

(f)
a material change in the reporting issuer’s business or corporate structure;

(g)
a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)
a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)
the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)
a solicitation of proxies from securityholders;

(k)
an action similar to any of those enumerated above.

The Common Shares beneficially owned by GraySim are held by it for investment purposes. GraySim has no current plans or intentions that relate to, or would result in the matters listed in clauses (a) to (k), above. In particular, GraySim also has no intention to dispose of or acquire additional Common Shares, or to act jointly and in concert with Mr. Simmonds or Woodham with respect to the Common Shares. However, depending on a number of factors, including market conditions, general economic and industry conditions, the Issuer’s business, financial condition, strategic initiatives, the investment objectives strategies and objects and restrictions of GraySim, and/or other relevant factors, GraySim may develop such plans or intentions in the future.

Item 6
– Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7
– Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

In the most recent report filed by GraySim under National Instrument 62-103 dated March 10, 2015, GraySim disclosed that, at such time, each of SimKap Advisory Corp., (“SimKap”), Baymount Inc. (“Baymount”), 2364201 Ontario Corp. (“2364201”) and Woodham would be considered joint actors with GraySim as a result of similar ownership and/or controlling parties, and that GraySim and its joint actors then beneficially owned 17,757,408 Common Shares, representing approximately 75.49% of the issued and outstanding voting securities of the Issuer on a fully-diluted basis. For purposes of this report, GraySim is not a joint actor with SimKap, Baymount, 2364201 or Woodham and has no control or direction over any Common Shares owned by any such entity.

Item 8
– Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9
– Certification

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 14 day of September, 2017.

GraySim Family Trust

Per:
(Signed) “Michael Connell”
Michael Connell
Trustee